UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                          under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934


                                VILLA PASTA, INC.
                 (Name of Small Business Issuer in its charter)


                     Colorado                    84-1313551
              (State of incorporation)     (I.R.S. Identification No.)


           581 County Line Road, Suite B, Palmer Lake, Colorado    80133
               (Address of principle executive offices)         (Zip Code)

                                 (719) 481-6815
                           (Issuer's telephone number)

      Securities to be registered under Section 12 (b) of the Exchange Act:
                                      None

      Securities to be registered under Section 12 (g) of the Exchange Act:
                                 Title of Class:
                           Common Stock, no par value

  Copies of all communications, including all communications sent to the agent for service, should be sent to:

                             David J. Babiarz, Esq.
                               Wendy H. Bird, Esq.
                       Overton, Babiarz & Associates, P.C.
                      7720 East Belleview Avenue, Suite 200
                            Englewood, Colorado 80111
                                 (303) 779-5900




                                 Page 1 of Pages 52
                       Exhibit Page is Located at Page 19.

                                TABLE OF CONTENTS


PART I......................................................................1

 ITEM 1. DESCRIPTION OF BUSINESS............................................1

 ITEM 2. MANAGEMENTS' DISCUSSION AND ANALYSIS OR PLAN OF OPERATION..........7

 ITEM 3. DESCRIPTION OF PROPERTY............................................9

 ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT....10

 ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS......10

 ITEM 6. EXECUTIVE COMPENSATION............................................11

 ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS....................11

 ITEM 8. DESCRIPTION OF SECURITIES.........................................12


PART II....................................................................14

 ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS....14

 ITEM 2. LEGAL PROCEEDINGS.................................................15

 ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.....................15

 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES...........................15

 ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.........................15


PART F/S...................................................................18

 FINANCIAL STATEMENTS......................................................18


PART III...................................................................19

 ITEM 1. EXHIBIT INDEX.....................................................19


SIGNATURES.................................................................20

                                     PART I

Item 1.   Description of Business
=================================


History and Organization.
-------------------------
     Villa Pasta, Inc. (the "Company") is a Colorado corporation organized on April 6, 1999. The Company produces and distributes a line of gourmet dried pasta and related food products through a variety of channels. The Company is a successor to a Colorado limited liability company, Villa Pasta, Limited Liability Company, which was originally organized in 1995. In 1999, the Company was converted from a limited liability company to a corporation to facilitate acquisition of additional working capital. The Company currently has approximately 21 shareholders.

     The Company operates from a single location in Palmer Lake, Colorado, located approximately midway between Denver and Colorado Springs. This facility serves as the Company's administrative headquarters, as well as its production facility. Assets of the Company are currently limited, consisting primarily of machinery and equipment utilized in connection with the production of its products and various items of inventory. Distribution of the Company's products is accomplished through third-party carriers. The Company's offices are located at 581 County Line Road, Suite B, Palmer Lake, Colorado 80133, and its telephone number is (719) 481-6815. The Company also maintains a toll-free number, 1-888-ME-PASTA.

Narrative Description of Business.
----------------------------------
     The Company manufactures and distributes a line of gourmet pasta and related products. Its primary source of revenue is through the sale of these products for distribution by grocery retailers and gourmet food shops. The Company maintains a site on the Worldwide Web ("Web") and utilizes direct mail marketing to allow customers to order products directly from the Company. The Company also markets to various non-profit organizations in an effort to incorporate its products into various fund raisers held by these organizations. The Company operates exclusively in one industry, the specialty food products industry.

     The Company produces all of its pasta and related products from scratch. Raw materials include semolina and, depending upon the type of pasta desired, lemon-pepper, jalapeno powder, tomato powder, spinach powder, black pepper, beet powder and garlic powder. Employees of the Company mix various ingredients together under carefully controlled conditions to achieve the desired type of pasta. At any given time, the Company offers approximately 15 to 20 different types of pasta, varying in flavor, size and shape.

     Management believes that the Company is a relatively small producer compared to other manufacturers and distributors of comparable products. As a result, a substantial portion of the Company's production process is manual. After the raw materials are mixed in the required proportion to achieve the desired product, Company employees place the mixture in a pasta machine owned and operated by the Company. This machine serves to mold the pasta into the desired shape and size. The desired length is obtained by manually cutting the pasta as it exits the machine.

     Following mixture and molding of the raw material ingredients, the pasta must be dried for preservation and shipping. This is accomplished by manually placing the pasta on drying racks and placing the racks in a drying room under carefully controlled conditions. The drying room, measuring approximately 220 square feet, is heat controlled by electric heaters and kept at a constant humidity by controlled introduction of water by employees of the Company. After the pasta is dried for the required length of time, it is sorted, packaged and boxed according to delivery requirements. The packaging of the products is also done on a manual basis. The entire production cycle takes approximately 24 hours from start to finish.

     The Company's pasta is individually packaged in 12 ounce portions for sale to consumers. Each package is clearly and attractively wrapped in cellophane to reveal the size, shape and content of the pasta inside. A total of twelve packages per box of the same pasta is then packaged for shipment to retailers. At any given time, the Company maintains an inventory of packaging material, in addition to the raw materials utilized in making the pasta.

     In addition to its line of dried pasta, the Company produces and distributes a limited line of seasoning mixes for use in conjunction with its pasta. These mixes include dried spices which, when added to additional ingredients by the purchaser, produce sauces to compliment the pasta. Each of the recipes contained in these seasoning mixes was conceived by the Company's president based on his experience in the food service industry. Management believes these mixes are unique and constantly strives to supplement its offerings.

     As of the date of this Registration Statement, the Company produces as much as 430 pounds of pasta per day, averaging five production days per week. A substantial portion of this production is sold to grocery retailers and specialty food shops in the Denver metropolitan area. Customers of the Company which account for ten percent (10%) or more of its sales on an annual basis include Krogers, which operates the King Soopers and City Market retail grocery chains, as well as Safeway and Alfalfa's. The Company's primary emphasis at present is on expanding this distribution through additional and different channels. The Company recently began distributing its products through Dean and DeLuca, a well-known retailer located on the eastern seaboard of the United States. (See "Marketing and Distribution" for additional information regarding marketing efforts by the Company).

     In addition to distribution of its product through retailers as discussed above, the Company has placed substantial emphasis on the design and creation of gift baskets and boxes for holiday occasions. These gift items include an assortment of Company products, including pastas, sauce mixes, recipe book and pasta spoon. Gift items are sold primarily to employers for distribution to employees and service organizations for distributions to their clients. Management views gift items as an important aspect of the Company's business, accounting for approximately thirty (30%) percent of its revenues during the year ended December 31, 1998.

     The Company acquires it raw materials from a variety of food brokers in the Denver area. In the opinion of management, none of these raw materials are subject to restrictions on supply and all are available from a variety of sources. Most of the raw materials are derived from agricultural products and have been available at constant prices for the past twelve months. While management believes the Company will be afforded an adequate supply of these raw materials in the future, there is no assurance that the prices will remain stable in the future. The supply and price of these raw materials are dependent on such factors as worldwide supply and demand, weather conditions and government subsidies

Marketing and Distribution.
---------------------------
     The Company's products are distributed through a variety of channels. Its primary means of distribution, common in the retail food industry, is through food brokers to retail outlets such as grocery chains and specialty food stores. Additional channels of distribution include direct mail of holiday gift baskets. Management continually strives to supplement and expand its distribution within the financial and personnel resources of the Company.

     The Company has relationships with three food brokers who distribute the product through retail outlets. These brokers represent a number of different food products throughout the Colorado front range, and are engaged by the Company as independent contractors on a commission basis. It is the brokers' objective to place the Company's product in as many outlets as possible consistent with the Company's business plan of attracting customers with more discriminating tastes. These brokers also seek to display the products in a prominent manner to attract point of purchase sales.

     The Company products are delivered through a combination of customer-owned transportation and common carriers. Products sold to Kroger chains, including King Soopers and City Market, are transported by carriers owned or operated by that entity. Such transportation is done at the customers' expense. Shipments to other retail outlets are done via common carrier, primarily UPS. The shipments are done at the Company's expense and accordingly, the Company continually monitors shipping costs to obtain the lowest prices possible.

     The Company also maintains a Website and advertises its products on the Internet. The Company's Website is located at http:\\www.villapasta.com.
Visitors to the Company's Website are afforded information about the Company's products and details on ordering merchandise. During the fiscal year ended December 31, 1998, direct sales resulted in approximately one (1%) percent of the Company's revenue for the year.

     The Company also utilizes direct mail as a means of marketing. Management uses various customer lists for advertising its gift offerings at holidays, as well as direct offering throughout the year. Management anticipates this means of distribution will decrease as a percentage of Company revenue as efforts to increase distribution through retail outlets are enhanced.

     Gift baskets and boxes sold by the Company are attractively packaged and contain an assortment of the Company's products. The Company markets these gift packages primarily to employer groups for distribution to employees and customers. Gift packages have been a substantial source of revenue for the Company since its inception.

     The Company also markets its products to various non-profit groups for fund raising efforts. In this context, the Company's products are sold at wholesale prices for resale by the charitable organizations in fund-raising events. During the year ended December 31, 1998, this segment of the Company's business accounted for a minor portion of its revenues. However, management believes the market to be an attractive source of revenue, and will continue to pursue it in the future.

     The Company's target market is middle to upper-income families with a love of pasta and who demand the convenience of prepackaged food products. The Company's pasta can be cooked in approximately five minutes and provides a healthy and satisfying meal. Seasoning packages can be combined with readily available products to create a nutritional sauce in a matter of minutes. The Company's marketing plan is designed to appeal to these consumers.

Competition.
------------
     Competition in the specialty food products industry is intense. Competitors of the Company include large, multi-national manufacturers and distributors, as well as a myriad of local and regional producers and distributors. As a dietary offering, the Company's products compete for consumer dollars with other forms of pasta, along with a variety of other food products. Management believes the Company is an insignificant participant in this industry.

     Consumer choices among pasta products includes fresh, refrigerated pasta, mass-produced dried pasta and specialty produced dried pasta such as that of the Company. Distributors of fresh refrigerated pasta include Catalina, while distributors of other specialty dried pastas include Al Dente, Pasta Mama and Elenas. Distributors of mass-produced pasta are even more numerous. The Company competes with a variety of distributors of dried pasta, both locally, nationally, and internationally. Management believes the Company is at a significant disadvantage vis a' vis these other entities from a financial and personnel perspective.

     The Company's business plan contemplates that the Company will seek to distinguish itself through the quality and taste of its products, as well as the service provided to its customers. Management continually strives to upgrade and diversify its product offerings while maintaining the quality of its products. The Company also hopes to develop a loyal following in its retail customers through direct sales and gift basket distributions.

Pricing.
--------
     The Company's products are marketed as specialty, gourmet food items, on the upper-end price scale for similar products. Management does not perceive the price of the Company's products as a deterrent to consumers, and allows some latitude for the Company to cover its costs and realize a reasonable profit. The Company currently markets its pasta from $2.99 to $6.00 per package retail, $25.80 per carton for wholesale distribution and $29.95 and $39.95 respectively, for direct sales of gift boxes and gift baskets. Prices may change in the future depending upon the price of raw materials, shipping and other factors affecting the Company's cost.

Government Regulation.
----------------------
     The Department of Agriculture regulates scale accuracies of the Company. The Company is required to be accurate in its representations regarding weight of the contents of its packages, that is, each package must actually contain product which meets or exceeds the stated amount of product. The Company is also required to accurately report the product ingredients and nutritional values on its product labels. In addition to packaging regulations, the Company is regulated by the Department of Health and environmental codes regarding cleanliness standards in food preparation.


                                       4

Employees and Consultants.
--------------------------
     The Company currently employs nine individuals, including its president and chief executive officer. Of those individuals, only the president is employed on a full-time basis, and the remainder are part-time, depending on the needs of the Company. The president is responsible for overseeing all of the Company's operations as well as strategic planning, product development and marketing. Other employees include a production manager, production assistant and shipping and receiving personnel.

     The Company employs additional part-time, seasonal help to assist in packaging gift baskets during holiday time. Management does not perceive retaining qualified help to be material to the Company's business. With the exception of the Company's president, all of its employees are paid on an hourly basis and none of the employees are subject to collective bargaining agreements with the Company. The Company also retains independent consultants to assist with administrative functions, such as bookkeeping, accounting and legal services. Such individuals are retained at hourly rates customary in the industry.

Facilities.
-----------
     The Company leases its administrative and production facilities from an unrelated third party. This space, consisting of approximately 1600 square feet, is characterized as warehouse and is located in a rural community south of Denver. The space is divided between production, packaging, shipping and receiving and administrative areas. Management deems these facilities to be adequate for the Company's needs for the foreseeable future.

     The space is rented on an annual basis at the rate of $525 per month, which lease currently expires March 31, 2000. Management believes the lease can be renewed on acceptable terms for the foreseeable future.

Risk Factors.
-------------
     In addition to the risks inherent in its business and described above, management believes the Company is also subject to the following specific risks with regard to its business and future operation:

     Limited Capitalization and Working Capital.
     -------------------------------------------
          The Company has extremely limited capitalization and working capital. Since inception, the Company has received approximately $48,750 in funding from contributions from its original founders and the sale of securities to investors in a private placement. At September 30, 1999, the Company had working capital of approximately $55,262, consisting of $61,984 of current assets and $6,722 of current liabilities. A portion of the working capital will be spent on professional fees and expenses, including legal and accounting fees to be incurred in connection with this Registration Statement. Remaining funds must be used by the Company to pay operating expenses. For the period ended September 30, 1999, the Company's operations provided $8532 of cash. As a result, very limited funds remain for additional marketing, promotion and additional operating expenses. There is no assurance that existing capital will be sufficient to achieve the Company's objectives.

     Competition.
     ------------
          Competition in the specialty foods industry is intense. Many different producers and distributors compete for the attention of consumers in this industry. Success is often a function of the budget available for marketing and advertising of a company's product. Due to the Company's limited capitalization and personnel, management believes the company is at a competitive disadvantage vis a' vis other participants in this industry. Nonetheless, management believes the Company's product and service is superior and will make the Company a viable competitor in this industry. However, the Company lacks the financial resources to employ marketing and advertising at a level consistent with other industry competitors.

     Limited Personnel.
     ------------------
          As of the date of this Registration Statement, the Company is totally dependent on the efforts and expertise of Craig Van Scoten, its President and Chief Executive Officer. In that capacity, he is responsible for overseeing all of the Company's operations, including marketing, production and distribution. Loss of his service would adversely affect the Company. In addition, the Company does not maintain any key-man insurance on his life. The ability of the Company to retain any additional employees is dependent on the results of its future marketing and the availability of additional working capital.

     Penny Stock Regulation.
     -----------------------
          In the event the Company is successful in obtaining listing of its Common Stock on the OTC Bulletin Board, investors should be aware of limitations on marketing securities characterized as "penny stocks" under existing securities statutes and regulations. Penny stocks are securities not listed on an exchange or quoted in Nasdaq and selling for a price of less than $5 per share. Broker-dealers engaging in transactions in penny stocks are subject to special regulations, including a requirement to evaluate the suitability of an investment in penny stocks and providing specific information to potential investors. The Securities and Exchange Commission and self-regulatory organizations such as the National Association of Securities Dealers have shown a historical bias against penny stocks. As a result, new and additional regulation may arise in the future further affecting any trading market which may develop for the Company's Common Stock.

     Potentially Limited Trading Market.
     -----------------------------------
          In addition to rules regulating sales of penny stocks, trading in the Company Common Stock may be limited by the "Blue Sky" statutes enacted by individual states. Initial sale and distribution of the Company's Common Stock was extremely limited, primarily restricted to residents of the State of Colorado. Since the sale of the Common Stock was not qualified in any additional states, trading in any after-market may be limited. While the Company will seek to overcome this obstacle by obtaining listing in Standard and Poors Corporation Records or another recognized securities manual, there is no assurance that such efforts will be successful or that a market will develop. Purchasers of the Common Stock may therefore have difficulty selling their shares, should they desire to do so.

     Lack of Dividends.
     ------------------
          The Company has paid no dividends on its Common Stock since inception, and it is not anticipated that any will be paid in the foreseeable future. Any cash generated through operation in the future will be reinvested in the Company to obtain additional personnel and increase marketing. Investors should not expect dividends in the immediate future.

     Control of the Company.
     -----------------------
          Officers and directors of the Company presently own an aggregate of 1,000,000 shares of Common Stock, representing 86.58% of all voting securities outstanding. Due to the absence of cumulative voting by shareholders, such individuals can elect the entire board of directors for the foreseeable future. Shareholders will be unable to influence the management or policies of the Company pending issuance of additional stock. (See "DESCRIPTION OF SECURITIES).

     Preferred  Stock  Authorized.
     -----------------------------
          The Articles of Incorporation of the Company authorize the issuance of up to 5,000,000 shares of preferred stock. While no shares of preferred stock are currently outstanding, and the Company has no plans to issue any in the foreseeable future, issuance of preferred stock could act to the detriment of holders of Common Stock. Under the Company's Articles, preferred stock can be issued with preferences on liquidation and dividends or to prevent a takeover of the Company. The terms and conditions of any preferred stock issued in the future could operate to the disadvantage of holders of the Common Stock. (See "DESCRIPTION OF SECURITIES")



Item 2. Managements' Discussion and Analysis or Plan of Operation
=================================================================


Introduction.
-------------
     Villa Pasta, Inc. operates in the specialty food industry as a maker of fine pasta and related products which are sold in supermarkets and specialty stores in Colorado and other locations in the United States. The Company was originally organized as a limited liability company under the laws of the State of Colorado in July, 1995. In April, 1999, the Company was converted to a corporation under the laws of the State of Colorado. This transaction was treated as a reorganization for financial statement purposes, with the then-existing members exchanging 100% of their membership interest for 900,000 shares of Common Stock. The financial statements included in this Registration Statement for the years ended December 31, 1998 and 1997 reflect its operations as a limited liability company. The financial statements for the nine month period ended September 30, 1999 reflects its operation as a limited liability company through March 31, 1999 and as a Colorado corporation since that date.

     Certain statements contained in this Registration Statement may be "forward looking" in nature. Such statements are identified by words such as "anticipates," "expects," "believes" and "hopes." Investors are cautioned not to put undue reliance on these forward looking statements, as they do not represent statements of fact. These forward looking statements are subject to future events affecting the Company and its operations, including the availability of working capital, competition, consumer eating habits and the overall state of the domestic and worldwide economy. Many of these factors are beyond the control of the Company. Except as otherwise required by applicable securities laws, the Company disclaims any obligation or intent to update these forward looking statements.

Liquidity and Capital Resources.
--------------------------------

     September 30, 1999.
     -------------------
          At September 30, 1999, management believed the Company had sufficient liquidity and capital to meet its needs for the next twelve months. At that time, the Company had working capital of $55,262, consisting of current assets of $61,984 and current liabilities of $6,722. Working capital at September 30, 1999 represented an increase of $32,018 from fiscal year end December 31, 1998. That increase resulted from a private placement conducted by the Company during the second quarter of the current fiscal year, discussed below.

          Capital requirements for the next twelve months include cash to pay vendors, employees and other general and administrative expenses pending collection of accounts receivable. Management believes the Company has sufficient assets for that purpose for the foreseeable future. Most of the Company's customers are large supermarket chains or established specialty food stores, so collection of accounts receivable has not been an issue for the Company to date. The Company's production operations are not highly automated, so acquisition of additional property and equipment is not expected to represent a material expenditure in the foreseeable future. Finally, the Company leases its administrative and production facilities, so substantial additional capital is not required for that purpose.

          Liabilities of the Company at September 30, 1999 consisted of trade accounts payable and other expenses accrued in the ordinary course of business. The Company has no long-term debt, and it is not expected that borrowing will be necessary in the foreseeable future. Historically, the Company has relied on periodic advancements from the owner to finance short-term capital requirements. However, with the private placement discussed below, such borrowing should not be necessary for the foreseeable future.

          In the second quarter of the current fiscal year, the Company conducted a private placement of its Common Stock pursuant to exemptions from the registration requirements of Federal and state law. The Company sold an aggregate of 155,000 shares of Common Stock at a price of $.25 per share for aggregate proceeds of $38,750. Sales were made by an officer and director of the Company and accordingly, no commissions were paid in connection with that offering. A portion of those proceeds were used to repay outstanding indebtedness to a related party and the balance was available for operations.

          For the nine month period ended September 30, 1999, and after taking into account its net loss for the period, the Company's operations provided approximately $8500 in cash. Cash provided by operations was supplemented by cash produced from financing activities, specifically the private placement. As a result, the Company's cash increased during the nine months ended September 30, 1999. This compares to the nine months ended September 30, 1998, when the Company's cash decreased an aggregate of $17,199.

     December 31, 1998.
     ------------------
          At December 31, 1998, the Company had working capital of $23,244, consisting of current assets of $36,516 and current liabilities of $13,272. The Company also had additional liabilities of $11,452, representing indebtedness to a related party. In the opinion of management, the Company's financial condition at December 31, 1998 warranted additional efforts to increase liquidity and available capital. As a result, the private placement discussed above was conducted.

          Operation of the Company for the year ended December 31, 1998 used $13,241 of cash. The Company also spent $2,180 on capital expenditures and approximately $5,000 on distributions to its owners. Partially offsetting this adverse effect on cash flow was advances from members in the amount of $3,576. However, the Company's cash decreased an aggregate of $16,838, leaving the Company approximately $4,000 entering fiscal 1999. Proceeds from the private placement were used to remedy this situation.




                                       8

Results of Operations.
----------------------

     Nine Months Ended September 30, 1999.
     -------------------------------------
          During the nine months ended September 30, 1999, the Company realized a net loss of $24,013 on revenues of $63,685. That represents an increase in the net loss for the nine month period ended September 30, 1998, when the Company realized a net loss of $3,187 on total revenues of $59,827. However, the Company's gross margin increased from approximately 40% for the nine months ended September 30, 1998 to 49% for the nine month period ended September 30, 1999. This increase is attributable to increasing sales of a greater mix of higher profit margin items. The single greatest factor contributing to the increased loss for the 1999 period was the compensation expense related to issuance of stock to an officer of the Company for services rendered in connection with the reorganization to a corporation and consulting in connection with the Company's business. The amount of the expense was based on a value of $.25 per share, the price at which the Company was offering stock to investors beginning in March 1999.

          A substantial portion of the Company's sales are recorded in the fourth fiscal quarter, commensurate with the holiday season. At this time of the year, sales of the Company's gift baskets increase substantially with sales to corporate and other special purchasers. However, management is unable to predict with any degree of certainty whether sales during the fourth quarter of 1999, when added to sales for the first three quarters, will be sufficient to reach total sales reported for the last fiscal year.

          General and administrative expenses increased slightly from the nine months ended September 30, 1998 to the nine months ended September 30, 1999, from $27,104 to $30,421. A portion of those expenses are attributable to legal and accounting fees incurred by the Company during 1999 in connection with the private placement and preparation and filing of this Registration Statement. Other general and administrative expenses remained generally constant.

     Year Ended December 31, 1998 Compared to December 31, 1997.
     ------------------------------------------------------------
          For the year ended December 31, 1998, the Company reported a net loss of $4,356 on sales of $115,559. This compares to a profit of $2,671 on sales of $103,899 for the year ended December 31, 1997. The Company's gross margin remained at 37% for both fiscal years. The difference in results of operations for 1998 compared to 1997 is therefore attributable to the increase in sales, and the increase in general and administrative expenses from $36,955 for the year ended December 31, 1997 to $46,899 for the year ended December 31, 1998. This increase is primarily attributable to higher overhead due to location change of the facility and increased payroll expenses.


Item 3. Description of Property
===============================

     The Company owns no real property as of the date of this Registration Statement. The Company leases its production facility and administrative offices pursuant to an annual lease with the landlord. Management deems such arrangement to be adequate for the Company's needs for the foreseeable future.

Item 4. Security Ownership of Certain Beneficial Owners and Management
=======================================================================

     As of the date of this Registration Statement, there were a total of 1,155,000 shares of Common Stock of the Company outstanding, the only class of voting securities of the Company currently outstanding.

     The following tabulates holdings of Common Stock of the Company by each person who holds of record, or is known by management of the Company to own beneficially, more than 5% of the voting securities outstanding and, in addition, by all directors and officers of the Company individually and as a group. The shareholders listed below have sole voting and investment power. All ownership of securities is direct ownership unless otherwise indicated.


                                      Number of                Percent of
    Name and Address                   Shares              Voting Securities
--------------------------------------------------------------------------------

Craig Van Scoten                       900,000                   77.92%
581 County Line Road, Suite B
Palmer Lake, CO 80133

Michael Wolf                           100,000                    8.66%
3430 East Geddes Drive
Littleton, CO 80122

All Officers and Directors
as a Group (2 persons)               1,000,000                   86.58%

Each of the individuals listed in the foregoing table are officers and directors of the Company.


Changes In Control.
-------------------
     The Company knows of no arrangements, including the pledge by any person of securities of the Company, which may result in a change of control of the Company in the future.


Item 5.   Directors, Executive Officers, Promoters and Control Persons
======================================================================

     The following  individuals presently serve as officers and directors of the
Company:


     Name                   Age                       Position
--------------------------------------------------------------------------------

Craig Van Scoten            46            President, Treasurer and Director

Michael Wolf                46            Vice President, Secretary and Director


     Mr. Van Scoten should be considered a "founder" and "parent" of the Company (as such terms are defined by rule under the Securities Exchange Act of 1934, as amended), inasmuch as he has taken initiative in founding and organizing the business of the Company. Mr. Van Scoten served as the Manager of the predecessor limited liability company since its inception in July of 1995.


                                       10

     Messrs. Van Scoten and Wolf serve as directors of the Company until the next annual meeting of shareholders and until their successors are elected and qualify. Each individual serves as an officer at the will of the Board of Directors. Each individual has served in his current capacity since the Company's conversion from a limited liability company in April of 1999.

     The following represents a summary of the business history of each of the foregoing individuals for the last five years:

     Craig Van Scoten:
     -----------------
          Since 1995, Mr. Van Scoten has acted as President, owner and operator of Villa Pasta, Inc. and its predecessor Villa Pasta, Limited Liability Company. From 1992 to 1994, Mr. Van Scoten served as a securities salesman with Tamaron Securities, a retail securities broker-dealer located in Englewood, Colorado. Mr. Van Scoten earned a Bachelor of Science in business administration from Plymouth State College in Plymouth, New Hampshire in 1976 and attended the Restaurant School of Philadelphia in Philadelphia, Pennsylvania from 1976 to 1977.

     Michael Wolf:
     -------------
          In April of 1999, Mr. Wolf joined Villa Pasta, Inc. as the Vice President and Secretary of the corporation. He devotes only a minor portion of his time to the affairs of the Company. In 1976, Mr. Wolf acted as a founder and one of the original partners of Epicurean Catering, a private Colorado corporation currently having revenues of approximately $10,000,000. Mr. Wolf sold his share of the business to his partner in 1991, and since that time has served as vice president of finance and administration for Epicurean Catering. In that capacity Mr. Wolf oversees approximately 125 employees and the financial affairs of that entity in conjunction with the president. Epicurean Catering's market is primarily large-scale commercial special events. Mr. Wolf earned a Bachelor of Science in business administration with a major in hotel/restaurant management from the University of Denver in 1974.

     No family relationships exist between either of the officers and directors of the Company.


Item 6. Executive Compensation
==============================

     Mr. Van Scoten currently receives an annual salary of $13,000 to act as President of the Company. Mr. Van Scoten does not currently have an employment contract and receives no benefits or bonuses from the Company. In 1999, Mr. Wolf received 100,000 shares of stock in exchange for services rendered to the Company valued in the amount of $25,000. The Company does not currently have a stock option plan.

     The Company's directors presently serve without compensation, but are entitled to reimbursement for reasonable and necessary expenses incurred on behalf of the Company.


Item 7. Certain Relationships and Related Transactions
======================================================

Initial Capitalization.
------------------------
     On April 6, 1999 the Company issued 900,000 shares of Common Stock to Mr. Van Scoten and 100,000 shares of Common Stock to Mr. Wolf in completion of its initial capitalization. The shares issued to Mr. Van Scoten were issued in exchange for his membership interest in the predecessor limited liability company and were valued at $21,025. The shares issued to Mr. Wolf for services rendered in connection with the organization of the Company and valued at $25,000 for purposes of that transaction. Messrs. Van Scoten and Wolf were the only members of the Board of Directors approving those transactions.


                                       11

     During the two years ended December 31, 1998, and the nine month period ended September 30, 1999, Mr. Van Scoten advanced funds to the Company for working capital purposes. At December 31, 1998 and 1997, the amount outstanding from Mr. Van Scoten was $11,452 and $2,060, respectively. An additional amount of $5469 was advanced during the nine month period ended September 30, 1999. All of these amounts were payable on demand. The entire balance of $16,921 was repaid by the Company during the nine months ended September 30, 1999. The Company is of the opinion that the foregoing transactions were no less favorable than could have been obtained from an unaffiliated third party.


Item 8. Description of Securities
=================================

     The Company's authorized capital consists of 50,000,000 shares of Common Stock, no par value and 5,000,000 shares of Preferred Stock, no par value. The following description of the Company's securities is qualified in its entirety by reference to the Company's Articles of Incorporation ("Articles of Incorporation"), a copy of which is filed as an Exhibit to this Registration Statement.


Common Stock
------------
     Each share of Common Stock is entitled to one vote at all meetings of shareholders. All shares of Common Stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional shares of Common Stock. The Articles of Incorporation of the Company prohibit cumulative voting in the election of directors. In the event of liquidation, dissolution or winding up of the Company, holders of shares of Common Stock will be entitled to receive on a pro rata basis all assets of the Company remaining after satisfaction of all liabilities and all liquidation preferences, if any, granted to holders of the Company's preferred stock.

     All of the Company's issued and outstanding Common Stock is fully paid and non-assessable and is not subject to any future call.


Preferred Stock
---------------
     The Articles of Incorporation vest the Board of Directors of the Company with authority to divide the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by the laws of the State of Colorado and the Articles of Incorporation in respect to, among other things, (i) the number of shares to constitute such series and the distinctive designations thereof; (ii) the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue; (iii) whether preferred stock may be redeemed and, if so, the redemption price and the terms and conditions of redemption; (iv) the liquidation preferences payable on preferred stock in the event of involuntary or voluntary liquidation; (v) sinking fund or other provisions, if any, for redemption or purchase of preferred stock; (vi) the terms and conditions by which preferred stock may be converted, if the preferred stock of any series are issued with the privilege of conversion; and (vii) voting rights, if any. As of the date of this Registration Statement, no preferred stock of the Company was outstanding.


                                       12

Transfer Agent.
---------------
     The Company currently acts as its own transfer agent and registrar for the Common Stock. However, management anticipates the Company may retain the services of a third-party transfer agent if the Company is successful in obtaining quotation of its Common Stock on the Bulletin Board.


Dividends
----------
     No dividend has been declared or paid by the Company on its shares of Common Stock since inception and no dividends on shares of Common Stock are contemplated in the foreseeable future. Any earnings of the Company will be reinvested in the Company's business.

                                     PART II



Item 1. Market Price for Common Equity and Related Stockholder Matters.
=======================================================================

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities, but the Company may initiate such discussions in the future following receipt of an effective date for this Registration Statement.


Market Price
------------
     The Company's Common Stock is not quoted at the present time.


Shares Available for Future Sale
--------------------------------
     An aggregate of 1,000,000 shares of the Common Stock presently outstanding are "restricted securities within the meaning of the 1933 Act and may hereafter be sold in compliance with Rule 144 promulgated thereunder. Rule 144 provides, among other things, and subject to certain limitations, that a person holding restricted securities for a period of one year may sell, every three months, those securities in brokerage transactions equal to 1% of the Company's outstanding Common Stock or the average weekly trading volume during the four weeks preceding the sale, whichever amount is greater. After two years, holders of restricted stock who are not affiliates of the Company may apply to sell all restricted stock free of restrictions. Possible sales of the Company's Common Stock pursuant to Rule 144 may have a depressive effect on the price of the Company's Common Stock. All of the restricted shares of Common Stock presently outstanding were issued in April of 1999, and will be available for sale free of restrictions by mid-2001.


Holders
-------
     There are 21 holders of the Company's Common Stock as of the date of this Registration Statement.


Penny Stock Regulation
----------------------
     Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.


                                       14

     When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.


Item 2. Legal Proceedings.
==========================

     The Company knows of no legal proceeding to which it is a party or to which any of its property is subject which are either pending, threatened or contemplated, nor are there any unsatisfied judgments against the Company.


Item 3. Changes in and Disagreements With Accountants.
======================================================

     The Company has retained its accountants, Cordovano and Harvey, P.C., 201 Steele Street, Suite 300, Denver, Colorado 80206 since its conversion to a corporation and there are no disagreements with the findings of said accountants.


Item 4. Recent Sales of Unregistered Securities.
================================================

     On April 6, 1999, the Company completed its initial capitalization by selling an aggregate of 1,000,000 shares to its directors, 900,000 shares to Mr. Van Scoten and 100,000 shares to Mr. Wolf. This offering was conducted under
Section 4(2) of the Securities Act, as each individual was afforded access to information typically contained in a registration statement under such Act, and each was able to fend for himself in the transaction. Securities were sold for an aggregate consideration of $52,325, consisting of $25,000 in services provided by Mr. Wolf in connection with the Company's organization and $27,324 in membership interests owned by Mr. Van Scoten and converted to shares of common stock upon the conversion from the predecessor limited liability company.

     Also in April, 1999, the Company completed a private offering pursuant to the provisions of Regulation D, Rule 504 of the Securities Act. The Company sold an aggregate of 155,000 shares of Common Stock at an offering price of $.25 per share for aggregate proceeds of $38,750. Those securities were sold to a group of accredited investors consisting of friends, relatives and business associates of the founders of the Company. The Company obtained agreements from the subscribers in the offering confirming their status as accredited investors and all sales were made by the Company through its officers and directors.


Item 5. Indemnification of Directors and Officers.
==================================================

     Article IX of the Company's Articles of Incorporation contain provisions providing for the Indemnification if directors and officers of the Company as follows:

     The Board of Directors of the Corporation shall have the power to:


                                       15

          Section 1. Indemnify any director, officer, employee or agent of the Corporation to the fullest extent permitted by the Colorado Business Corporation Act as presently existing or as hereafter amended.

          Section 2. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article X [sic].

          Section 3. Purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article X [sic].

     The indemnification provided by this Article X [sic] shall not be deemed exclusive of any other rights to which those indemnified may be entitled under these Articles of Incorporation, and Bylaws, agreement, vote of shareholders or disinterested directors or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section 7-109-103 of the Colorado Business Corporation Act (the "Act") provides that a corporation organized under Colorado law shall be required to indemnify a person who is or was a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or fiduciary or agent of another corporation or other entity or of any employee benefit plant (a "Director") or officer of the corporation and who was wholly successful, on the merits or otherwise, in defense of any threatened, pending or complete action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a "Proceeding"), in which he was a party, against reasonable expenses incurred by him in connection with the Proceeding, unless such indemnity is limited by the corporation's articles of incorporation.


                                       16

     Section 7-109-102 of the Act provides, generally, that a corporation may indemnify a person made a party to a proceeding because the person is or was a Director against any obligation incurred with respect to a Proceeding to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the Proceeding if the person conducted himself or herself in good faith and the person reasonably believed, in the case of conduct in an official capacity with the Corporation, the person's conduct was in the corporation's best interests and, in all other cases, his or her conduct was at least not opposed to the corporation's best interests and, with respect to any criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful. A corporation may not indemnify a Director in connection with any Proceeding by or in the right of the corporation in which the Director was adjudged liable to the corporation or, in connection with any other Proceeding charging the Director derived an improper personal benefit, whether or not involving actions in an official capacity, in which Proceeding the Director was judged liable on the basis that he or she derived an improper personal benefit. Any indemnification permitted in connection with a Proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with such Proceeding. Under Section 7-109-107 of the Act, unless otherwise provided in the articles of incorporation, a corporation may indemnify an officer, employee, fiduciary, or agent of the corporation to the same extent as a Director and may indemnify an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

     Section 7-108-402 of the Act provides, generally, that the articles of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts specified in ss. 7-108-403, or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit. Such provision may not eliminate or limit the liability of a director for any act or omission occurring prior to the date on which such provision becomes effective.

     The Company's Articles of Incorporation limit director's liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Colorado law.


                                       17

                                    PART F/S


Financial Statements.

         The   financial   statements  of  the  Company  are  attached  to  this
Registration Statement and filed as a part thereof.



                                VILLA PASTA, INC.
                           (FORMERLY VILLA PASTA, LLC)

                              FINANCIAL STATEMENTS

                                      With

                          INDEPENDENT AUDITORS' REPORT

                                December 31, 1998





                                  Prepared By:

                           Cordovano and Harvey, P.C.
                          Certified Public Accountants
                                Denver, Colorado



                                       18

                                    PART III

Item 1. Exhibit Index
=====================


No.      Description
--------------------------------------------------------------------------------

(1)      Not applicable

(2)      Not applicable

(3)      Charters and by-laws

         (I)  Articles of Incorporation, as filed
              with the Colorado Secretary of State
              on April 6, 1999.

         (II) Bylaws

(4)      Not applicable

(5)      Not applicable

(6)      Not applicable

(7)      Not applicable

(8)      Not applicable

(9)      Not applicable

(10)     Not applicable

(27)     Financial Data Schedule

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


         Villa Pasta, Inc.

By:
         /s/ Craig Van Scoten, President         Date: December 10, 1999
         -------------------------------               -------------------
         Craig Van Scoten, President


                                       20

Villa Pasta, Inc.
                          (Formerly Villa Pasta, LLC)

                         Index to Financial Statements


Independent auditors' report.....................................F-2

Balance sheets, December 31, 1998, and
     September 30, 1999 (unaudited)..............................F-3

Statements of operations, for the years ended
    December 31, 1998 and 1997, and for the nine months
    ended September 30, 1999 and 1998 (unaudited)................F-4

Statement of shareholders' equity/members' capital, from
    December 31, 1996 through September 30, 1999.................F-5

Statements of cash flows, for the years ended
    December 31, 1998 and 1997, and for the nine months
    ended September 30, 1999 and 1998 (unaudited)................F-6

Notes to financial statements....................................F-7

To the Board of Directors and Shareholders
Villa Pasta, Inc. (formerly Villa Pasta, LLC), a Colorado corporation


                          Independent Auditors' Report


We have audited the accompanying balance sheet of Villa Pasta, Inc. (formerly Villa Pasta, LLC), a Colorado corporation, as of December 31, 1998 and the related statements of operations, shareholders' equity/members' capital and cash flows for each of the years in the two-year period ended December 31,1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Villa Pasta, Inc. as of December 31, 1998, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 1998, in conformity with generally accepted accounting principles.






Cordovano and Harvey, P.C.
Denver, Colorado
October 16, 1999



                               Villa Pasta, Inc.
                          (Formerly Villa Pasta, LLC)


                   Balance Sheets December 31, September 30,
                                                                                  1998            1999
                                                                                               (unaudited)
                                                                                --------------------------
                                     ASSETS
Current assets:
    Cash........................................................................$ 4,010         $,34,371
    Accounts receivable, trade.................................................. 19,070           14,392
    Accounts receivable, related party (Note B).................................    -              5,563
    Accounts receivable, other..................................................    -                525
    Inventories, at lower of cost or market (Note C)............................ 13,436            7,133
                                                                                ---------       ----------
                                                          Total current assets   36,516           61,984


Property and equipment, less accumulated depreciation
    of $12,164 and $15,896, respectively (Note D)...............................  9,197            5,465
                                                                                ---------       ----------
                                                                                $45,713         $ 67,449
                                                                                =========       ==========


                                 LIABILITIES AND
                      SHAREHOLDERS' EQUITY/MEMBERS' CAPITAL

Current liabilities:
    Accounts payable, trade.....................................................$ 4,658            3,423
    Other current liabilities:
      Accrued payroll taxes.....................................................    614              299
      Other accrued expenses....................................................  8,000            3,000
                                                                                ---------       ----------
                                                     Total current liabilities   13,272            6,722


Indebtedness to related parties (Note B)........................................ 11,452              -
                                                                                ---------       ----------
                                                             Total liabilities   24,724            6,722
                                                                                ---------       ----------


Shareholders' equity/members' capital (Note F):
    Preferred stock, no par value;
       5,000,000 authorized and -0- issued and outstanding......................   -                 -
    Common stock, no par value; 50,000,000 shares
       authorized and 1,155,000 shares issued and outstanding...................   -              84,775
     Members' capital........................................................... 20,989              -
    Retained earnings (deficit).................................................   -             (24,048)
                                                                                ---------       ----------
                                   Total shareholders' equity/members' capital   20,989           60,727
                                                                                ---------       ----------

                                                                                $45,713         $ 67,449
                                                                                =========       ==========


                               Villa Pasta, Inc.
                          (Formerly Villa Pasta, LLC)


                             Statement of Operation
                                                                        For the Years Ended          For the Nine Months Ended
                                                                             December 31,                   September 30,
                                                                          1998            1997          1999            1998
                                                                                                    (unaudited)     (unaudited)
                                                                        --------------------------------------------------------
Net sales...............................................................$ 115,559      $ 103,899    $   63,685       $  59,827

Cost of sales...........................................................   72,480         64,250        32,277          35,909
                                                                        ------------   ----------   -------------   ------------
                                                      Gross profit         43,079         39,649        31,408          23,918

Other costs and expenses:
   Selling, general and administrative expenses.........................   46,889         36,955        30,421          27,104
   Stock based compensation.............................................     -              -           25,000            -
   Provision for doubtful accounts......................................      546             24          -               -
                                                                        ------------   ----------   -----------     ------------
                                                                          (47,435)       (36,979)      (55,421)        (27,104)
                                                                        ------------   ----------   -----------     ------------

                                  Income(loss) before income taxes         (4,356)         2,671       (24,013)         (3,187)


Income tax provision (Note E):
   Current..............................................................     -              -            4,275            -
   Deferred.............................................................     -              -           (4,275)           -
                                                                        ------------   ----------   -----------     ------------
                                                 Net income (loss)      $  (4,356)     $   2,671    $  (24,013)      $  (3,187)
                                                                        ============   ==========   ===========     ============


Pro forma information (Note A):
   Pro forma net income (loss)..........................................   (4,356)         2,671       (24,013)         (3,187)
   Pro forma provision for income taxes.................................     -            (1,592)        -               -
                                                                        ------------   ----------   -----------     ------------
                                                                        $  (4,356)     $   1,079    $  (24,013)      $  (3,187)
                                                                        ============   ==========   ===========     ============


   Basic pro forma earnings per share on common stock...................     *              *       $   (0.02)            *
                                                                        ============   ==========   ===========     ============
   Pro forma weighted average number of shares outstanding..............  900,000        900,000     1,070,000         900,000
                                                                        ============   ==========   ===========     ============


   * Less than $.01 per share





                                       F-4



                               Villa Pasta, Inc.
                          (Formerly Villa Pasta, LLC)


                        Statement of Shareholder's Equity


                                                   Members'     Preferred Stock         Common Stock       Retained
                                                   Capital     Shares      Amount     Shares    Amount     Earnings     Total
                                                   ------------------------------------------------------------------------------

Balance December 31, 1996..........................$ 27,668        -       $  -           -      $  -      $   -        $ 27,668


   Net income......................................   2,670        -          -           -         -          -           2,670
                                                   --------    --------    -------   ---------   -------   ---------    ---------
Balance December 31, 1997..........................  30,338        -          -           -         -          -          30,338


   Distributions...................................  (4,993)       -          -           -         -          -          (4,993)


   Net loss........................................  (4,356)       -          -           -         -          -          (4,356)
                                                   --------    --------    -------   ---------   -------   ---------    ---------

Balance December 31, 1998..........................  20,989        -          -           -         -          -          20,989


Net income prior to reorganization.................      36        -          -           -         -          -              36
                                                   --------    --------    -------   ---------   -------   ---------    ---------
                                                     21,025                                                               21,025


   Reorganization from a limited liability
      company to a corporation (Note A)............ (21,025)       -          -        900,000    21,025       -            -

   Issuance of common stock
      in exchange for services,
      valued at $.25 per share.....................    -           -          -        100,000    25,000       -          25,000

   April 6, 1999,  sale of
     common stock at $.25 per share................    -           -          -        155,000    38,750       -          38,750

   Deferred taxes relating to the reorganization...    -           -          -           -         -        (1,179)      (1,179)

   Net loss after reorganization...................    -           -          -           -         -       (22,869)     (22,869)
                                                   --------    --------    -------   ---------   -------   ---------    ---------
Balance September 30, 1999 (unaudited).............$   -           -       $  -      1,155,000   $84,775   $(24,048)    $60,727
                                                   ========    ========    =======   =========   =======   =========    =========



                                       F-5


                               Villa Pasta, Inc.
                          (Formerly Villa Pasta, LLC)

                            Statement of Cash Flows



                                                                     For the Years Ended           For the Nine Months Ended
                                                                         December 31,                    September 30,
                                                                     1998            1997             1999            1998
                                                                                                   (unaudited)      (unaudited)

Cash flows from operating activities:
   Net loss......................................................$  (4,356)       $  2,671         $ (24,013)       $   (3,187)
   Adjustments to reconcile net income (loss) to net cash
   used in operating activities:
     Depreciation and amortization...............................    3,593           2,571             3,732             2,894
     Common stock exchanged for services (Note B)................     -               -               25,000              -
     (Increase) decrease in inventories..........................    1,318           3,992             6,268              (637)
     (Increase) decrease in accounts receivable and
     other current assets........................................  (13,677)             92             4,059            (2,464)
     Increase (decrease) in accounts payable and
     accrued liabilities.........................................     (119)          3,358            (6,514)           (5,005)
                                                                 ------------     ------------     -------------    ------------
                                             Net cash provided by
                                   (used in) operating activities  (13,241)         12,684             8,532            (8,399)
                                                                 ------------     ------------     -------------    ------------


Cash flows from investing activities:
     Capital expenditures........................................   (2,180)         (2,611)             -               (2,180)
                                                                 ------------     ------------     -------------    ------------
                                               Net cash (used in)
                                             investing activities   (2,180)         (2,611)             -               (2,180)
                                                                 ------------     ------------     -------------    ------------

Cash flows from financing activities:
     Sale of common stock........................................     -               -               38,750              -
     Borrowings (repayments) from members (Note B)...............    3,576          (2,131)          (16,921)           (1,627)
     Members' distributions......................................   (4,993)           -                 -               (4,993)
                                                                 ------------     ------------     -------------    ------------
                                             Net cash provided by
                                   (used in) financing activities   (1,417)         (2,131)           21,829            (6,620)
                                                                 ------------     ------------     -------------    ------------

Net change in cash...............................................  (16,838)          7,942            30,361           (17,199)


Cash at beginning of period......................................   20,848          12,906             4,010            20,848
                                                                 ------------     ------------     -------------    ------------

                                           Cash at end of period $   4,010        $ 20,848         $  34,371        $    3,649
                                                                 ============     ============     =============    ============


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid during the period for:
     Interest....................................................$    -           $   -            $    -           $     -
                                                                 ============     ============     =============    ============
     Income taxes................................................$    -           $   -            $    -           $     -
                                                                 ============     ============     =============    ============




                                      F-6

                                VILLA PASTA, INC.
                           (Formerly Villa Pasta, LLC)

                          Notes to Financial Statements


Note A: Organization and summary of significant accounting policies
===================================================================


Description of operations and recent reorganization
---------------------------------------------------
Villa Pasta, Inc. (the "Company") was incorporated in Colorado on April 6, 1999 to act as the successor to Villa Pasta, LLC (the "LLC"). Effective April 1, 1999, the LLC reorganized (the "Reorganization") and the existing members exchanged 100 percent of their membership interests for 900,000 common shares of the Company. This transaction was a reorganization of entities under common control, and accordingly, it was accounted for at historical cost.

The Company is a maker of fine pastas that are sold in supermarkets and specialty stores across the United States.


Financial instruments and cash equivalents
------------------------------------------
The Company's financial instruments consist of cash, accounts payable, indebtedness to related parties, and accrued liabilities. The carrying value of these financial instruments approximates fair value because of their short-term nature. For financial accounting purposes and the statement of cash flows, cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less.


Use of estimates
----------------
The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.


Pro forma financial information
--------------------------------
Pro forma provision for income taxes and pro forma net income. Prior to the reorganization, Villa Pasta was organized as a limited liability company and consequently, was not subject to income tax. A pro forma provision for income taxes for the years ended December 31, 1998 and 1997 has been presented for purposes of comparability as if the Company had been a taxable entity for all periods presented.

Pro forma loss per share. The Company reports pro forma loss per share using a dual presentation of basic and diluted pro forma loss per share. Basic pro forma loss per share excludes the impact of common stock equivalents and preferred stock dividends. Diluted pro forma loss per share uses the average market price per share when applying the treasury stock method in determining common stock equivalents.


Pro forma weighted average shares outstanding at December 31, 1998 and 1997, and at September 30, 1998 and 1999. Pro forma weighted average shares outstanding for December 31, 1998 and 1997, and for September 30, 1998 represent the weighted average number of common shares issued in the Reorganization. Pro forma weighted average shares outstanding for September 30, 1999 represents the weighted average of, for the period prior to the Offering (see Note F), the weighted average number of common shares issued in the Reorganization and, for the period subsequent to the Offering, the total number of common shares outstanding.

                                VILLA PASTA, INC.
                           (Formerly Villa Pasta, LLC)

                          Notes to Financial Statements


Note A: Organization and summary of significant accounting policies, continued
==============================================================================

Inventories
-----------
Inventories are valued at the lower of cost or market as determined by the average cost method.


Year end
--------
The Company operates on a year ending on December 31.


Revenue recognition
-------------------
Revenue from sales or services is recognized at the time the product is delivered or at the time the service is performed.


Unaudited financial information
-------------------------------
Certain financial information presented herein is unaudited. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to provide a fair presentation of operating results for the nine months ended September 30, 1999 and 1998 have been made. The results of operations for the periods presented are not necessarily indicative of the results to be expected in the future.


Stock-based compensation
------------------------
SFAS No. 123, "Accounting for Stock-Based Compensation" was issued in October 1995. This accounting standard permits the use of either a fair value based method or the method defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for stock-based compensation arrangements. Companies that elect to use the method provided in APB 25 are required to disclose pro forma net income and earnings per share that would have resulted from the use of the fair value based method. The Company has elected to continue to follow the provisions of APB 25 for employees and SFAS No. 123 for non-employees during the period ended September 30, 1999.


Recently issued accounting pronouncements
-----------------------------------------
The Company has adopted the following new accounting pronouncements for the year ended December 31, 1998. There was no effect on the financial statements presented from the adoption of the new pronouncements. SFAS No. 130, "Reporting Comprehensive Income," requires the reporting and display of total comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is based on the "managemen approach for reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosure about the Company's products, the geographic areas in which it earns revenue and holds long-lived assets, and its major customers. SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," which requires additional disclosures about pension and other post-retirement benefit plans, but does not change the measurement or recognition of those plans.

                                VILLA PASTA, INC.
                           (Formerly Villa Pasta, LLC)

                          Notes to Financial Statements

Note A: Organization and summary of significant accounting policies, concluded
===============================================================================


The Company has adopted the following new accounting pronouncements for the year ended December 31, 1999. SFAS No. 133, "Accounting for Derivative Instruments and Hedging activities," requires an entity to recognize all derivatives on a balance sheet, measured at fair value. Statement of Positions ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal use." This SOP requires that entities capitalize certain internal-use software costs once certain criteria are met. SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides, among other things, guidance on the reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The company will continue to review these new accounting pronouncements over time to determine if any additional disclosures are necessary based on evolving circumstances.


Note B: Related party transactions
====================================

Certain officers have provided non-interest bearing cash advances to the Company for working capital purposes. During the nine months ended September 30, 1999 and 1998 and the years ended December 31, 1998 and 1997 working capital transactions were as follows:

                            For the Year Ended       For the Nine Months Ended
                               December 31,                September 30,
                             1998        1997           1999           1998
                                                     (unaudited)    (unaudited)
                           --------------------------------------------------

Cash advances..............$ 3,576       $  -        $  -             $   -

Repayment of advances......$  -          $ 2,131     $16,921          $ 1,627


At December 31, 1998 $11,452 was owed to an officer of the Company. Of this amount $5,816 was owed prior to December 31, 1997, $2,060 was owed at December 31, 1997, and $3,576 was advanced during the year ended December 31, 1998.

The Company had accounts receivable from an officer of the company for $5,563 arising from an advance to the officer which remained unpaid as of September 30, 1999 (unaudited).

The Company purchased consulting services totaling $25,000 in exchange for stock from a director of the Company for the period from April 1, 1999 through September 30, 1999 (unaudited).


Note C: Inventories
===================

At September 30, 1999 and December 31, 1998 inventories consisted of the following:

                                     December 31,            September 30,
                                         1998                    1999
                                   ----------------------------------------
                                                          (unaudited)

Ingredients.....................    $    541                $   634
Packaging.......................       4,118                  4,102
Finished product................       8,777                  2,397
                                   -------------         --------------
                                   =============         ==============
                                    $ 13,436                $ 7,133
                                   =============         ==============

                                VILLA PASTA, INC.
                           (Formerly Villa Pasta, LLC)

                          Notes to Financial Statements


Note D: Property and equipment
==============================

Listed below are the major classes of property and equipment as of December 31, 1998 and September 30, 1999:

                               December 31,       September 30,
                                  1998               1999
                             -------------------------------------
                                                  (unaudited)

Office equipment               $ 3,191            $ 3,191
Furniture and fixtures             612                612
Pasta making equipment          17,558             17,558
                               ----------         ---------
                                21,361             21,361
Accumulated depreciation       (12,164)           (15,896)
                               ----------         ---------
                               $ 9,197            $ 5,465
                               ==========         =========


Depreciation expense was $3,593, and $4,075 for the years ended December 31, 1998 and 1997, and $3,732 (unaudited), and $2,894 (unaudited) for the nine months ended September 30, 1999 and 1998.


Note E: Income taxes
====================

The Company reports income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires the liability method in accounting for income taxes. Deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount on the financial statements. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted law. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in the deferred tax assets and liabilities.

In connection with the reorganization from a limited liability company to a corporation, the Company recorded deferred income taxes as of April 6, 1999 and a one-time charge to earnings of $1,179.

The total income tax provision for the six months ended September 30, 1999 has been allocated as follows:


                                       Nine Months
                                          Ended
                                      September 30,
                                          1999
                                    ----------------
                                       (unaudited)

Arising from reorganization........  $    1,179
Subsequent to reorganization.......      (4,672)
Valuation Allowance................       3,493
                                    ----------------
                                    ================
                                           $ -
                                    ================






                                      F-10

                                VILLA PASTA, INC.
                           (Formerly Villa Pasta, LLC)

                          Notes to Financial Statements


Note E: Income taxes, concluded
===============================

A reconciliation of U.S. statutory federal income tax rate to the effective rate follows for the six months subsequent to reorganization.

                                                        Six Months
                                                           Ended
                                                       September 30,
                                                           1999
                                                     ------------------
                                                        (unaudited)

U.S. statutory federal rate.........................        15.00%
State income tax rate, net of federal benefit.......         3.76%
Property and Equipment..............................        -1.16%
Organizational Costs................................         0.09%
Net operating loss for which no tax
  benefit is currently available...................        -17.69%
                                                     ------------------
                                                             0.00%
                                                     ==================



The deferred tax asset is comprised of net operating losses of $4,275 which are offset by a valuation allowance of $3,493. At September 30, 1999 the net deferred tax asset of $782 is offset by a deferred tax liability of $782 arising from the reorganization.


The change in the valuation allowance for the period ended September 30, 1999 was $3,493. Net operating loss carryforwards at September 30, 1999 will begin expire in 2019. The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.


Should the Company undergo an ownership change, as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation which could reduce or defer the utilization of those losses.


Note F: Shareholders' equity/members' capital
=============================================

Preferred stock
---------------

The preferred stock may be issued in series as determined by the Board of Directors. As required by law, each series must designate the number of shares in the series and each share of a series must have identical rights of (1) dividend, (2) redemption, (3) rights in liquidation, (4) sinking fund provisions for the redemption of the shares, (5) terms of conversion and (6) voting rights.

                                VILLA PASTA, INC.
                           (Formerly Villa Pasta, LLC)

                          Notes to Financial Statements

Note F: Shareholders' equity/members' capital, concluded
========================================================


Confidential private offering of common stock
---------------------------------------------

In April of 1999 the Company offered for sale 155,000 shares of its no par value common stock for $.25 per share pursuant to the provisions of Regulation D, Rule 504 of the Securities Act of 1933, as amended (the "Act"). The Company sold all 155,000 shares for proceeds of $38,750. The shares were offered through officer of the Company and there were no offering costs incurred.


Note G: The Year 2000 Issue
===========================

The Y2K issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer and telecommunications programs that have date sensitive software may recognize a date using "00" as the year 1900 instead of 2000. This could result in system failure or miscalculations causing disruptions or operations, including, among other things an inability to process transactions, send invoices, or engage in similar normal business activities. The Company's equipment, consisting of a computer and related components, has been certified as Y2K compliant as of December 31, 1998. The Company cannot determine the extent to which the Company is vulnerable to third parties' failure to remediate their own Y2K problems. As a result, there can be no guarantee that the systems of other companies on which the Company's business relies will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would have a material adverse effect on the Company. In view of the foregoing, there can be no assurance that the Y2K issue will not have a material adverse effect on the Company's business.


Note H: Major Customers
=======================

For the year ended December 31, 1998 the Company earned 26% of its revenues from two customers which act as distributors to the same retailer. For the year ended December 31, 1997, the Company did not earn any revenues from either of these two customers. At December 31, 1998 accounts receivable from these customers totaled $3154 and $-0-, respectively.


                                      F-12